Exhibit 99.1

Phoenix New Media Announces the Promotion of Ms. Shu Liu as Senior Vice President

BEIJING, March 6, 2015 /PRNewswire/ — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Ms. Shu Liu has been promoted to Senior Vice President (“SVP”) of the Company.

In her role as SVP, Ms. Liu is responsible for content production and product development for mobile, PC and video platforms, as well as implementing the Company’s verticalization strategy. She reports to Mr. Shuang Liu, Chief Executive Officer of the Company, regarding mobile and PC platform matters, and to Mr. Ya Li, President of the Company, regarding video platform matters and implementation of verticalization strategy.

Prior to Ms. Liu’s promotion, she served as the Company’s Vice President and Chief Editor since December 2010. Ms. Liu has over 20 years of experience working in both Internet and media industries. Before she joined ifeng, she served in numerous senior and executive editorial positions at various Internet and media companies including Beijing Morning Post, Sina.com and MSN China. Ms. Liu holds a B.A. in History from Peking University.

“We’re very pleased to recognize Shu’s proven leadership and expertise in content production at ifeng through this promotion,” said Mr. Shuang Liu, Chief Executive Officer of the Company. “Over the years, Shu has led ifeng’s team of reporters and editors, helping us become one of the most influential Internet media companies in China. Through adhering to tenets of serious journalism and creating unique and desirable content, her team was instrumental in building ifeng’s media prowess and accelerating the growth of our user base. As ifeng continues to execute upon our vision of becoming the mobile gateway of news consumption in China, we are excited to promote Shu to support this effort by driving further expansion of ifeng’s premium content and media products across multiple platforms, as well as the implementation of our life-style verticalization strategy.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski
In New York City: Katherine Knight
Tel: +1 (646) 277-1276
Email: investorrelations@ifeng.com